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November 29, 2018	William McAllister T: 313-845-1248 william.mcallister@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Municipal Income Fund
File Nos. 333-221829 and 811-23314

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on November 21, 2018 and November 26, 2018, regarding Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (“PEA 1”) relating to the common shares of beneficial interest of PIMCO Flexible Municipal Income Fund (the “Fund”), which was filed with the SEC on November 2, 2018. PEA 1 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), solely to register a new class of Common Shares of the Fund – Class A-1. The below responses will be reflected in Post-Effective Amendment No. 2 to the Fund’s Registration Statement (“PEA 2”), which will be filed pursuant to Rule 486(a) under the Securities Act.

Pursuant to the provisions of Rule 486(a) under the Securities Act, PEA 2 will become effective sixty days after filing. The Fund currently, however, intends to request in a separate correspondence that the Staff accelerate the effectiveness of PEA 2 to an earlier date.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

1.

Comment: Footnote 1 to the table on page iii of the front cover and footnote 5 to the fee table on page 17 contain the following sentence: “PIMCO has contractually agreed, through [    ], to waive its management fee, or reimburse the Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.10% of the Fund’s net assets.” Please confirm that the date to be inserted here in PEA 2 will be at least one year from the effective date of the registration statement.

Response: The Fund so confirms. The Fund has revised the above-referenced language in PEA 2 as follows:

PIMCO has contractually agreed, through May 2, 2020, to waive its management fee, or reimburse the Fund, to the extent that organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustees’ fees exceed 0.10% of the Fund’s net assets (the “Expense Limit”).

2.	Comment: Please revise the expense example on Page 17 to reflect the impact of the 3% sales load associated with Class A-1 Common Shares.

Response: The Fund has replaced the expense example in PEA 2 with the following:

As required by relevant SEC regulations, the following example illustrates the expenses (including the sales charge) that you would pay on a $1,000 investment in the Common Shares, assuming a 5% annual return(1):

	1 Year	3 Years	5 Years	10 Years
Class A-1	$~~21~~50	$~~68~~94	$~~118~~143	$~~255~~276

1 The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the estimated Interest Payments on Borrowed Funds and Other Expenses set forth in the Annual Expenses table are accurate, that the Annual Fund Operating Expenses (as described above) remain the same, except to reduce annual expenses upon completion of organization and offering expenses, and that all dividends and distributions are reinvested at NAV, and takes into account the effect of the fee waiver and/or expense reimbursement (if any) during the first year. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund

3.

Comment: Disclosure on page 114 includes a defined term for “Clients,” which is used throughout the following paragraphs. However, disclosure in the last paragraph on page 116 refers to “clients,” but does not utilize the defined term. Please replace the references to “client” in the last paragraph on page 116 with the defined term.

Response: The requested changes will be reflected in PEA 2.

Distribution of Fund Shares

4.	Comment: Disclosure on page 129 states that Class A Common Shares are subject to a 3.0% maximum sales charge. Please replace the reference to “Class A Common Shares” with “Class A-1 Common Shares.”

Response: The requested change will be reflected in PEA 2.

PART C AND EXHIBITS

5.	Comment: Please include a signed consent of the Fund’s independent registered public accounting firm as an exhibit to PEA 2.

Response: The Fund has included a signed copy of the Fund’s independent registered public accounting firm as exhibit n to PEA 2.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (312) 845-1248 if you have any questions regarding the foregoing.

Very truly yours,

/s/ William McAllister

William McAllister, Esq.

cc:	Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.
Nathan Briggs, Esq.